Mail Stop 3561

September 28, 2009

Ronald L. Blake
President and Chief Executive Officer
Rewards Network Inc.
Two North Riverside Plaza, Suite 950
Chicago, Illinois 60606

  Re: Rewards Network Inc.
    Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
    Filed March 12, 2009 and April 29, 2009, respectively
    File No. 001-13806

Dear Mr. Blake:

  We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note the tabular presentations of operating revenues and your disclosure of the metrics used by management in analyzing sales in your discussions of operating results on pages 29 and 34. We understand that these presentations are useful to understanding trends in net revenues, but we believe that disclosure of qualified

transaction amounts of participating merchants and related statistics are non-GAAP financial measures subject to the disclosure requirements of Item 10(e) of Regulation S-K. As such, please identify the qualified transaction amounts and related statistics as non-GAAP financial measures and disclose the reasons why management believes the non-GAAP financial measures provide useful information to investors. Otherwise, explain to us why you believe such disclosure is not required.

Critical Accounting Policies and Estimates, page 25

2. Please provide quantitative information for each of the critical accounting estimates you identify to the extent necessary to give a reader greater insight into the quality and variability of information regarding financial condition and results of operations. For example, since you identify allowances for losses, revenue recognition and legal contingencies as critical accounting estimates, you should disclose the effects of those estimates and/or changes in those estimates on income and financial position for each year presented and whether the estimates are likely to change in the future. Also, when changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. For example, if a change in projected revenues and/or the discount rate used in your impairment tests would result in a material impairment charge, you should disclose the impact that could result given the range of likely reasonable outcomes. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 37

3. Please expand your discussion of cash flows from operating, investing and financing activities to cover the three-year period covered by the financial statements. In doing so, please provide a discussion of the primary drivers and other material factors necessary to an understanding of cash flows as well as the indicative value of historical cash flows. You should include a discussion of trends, uncertainties and commitments that will result or are likely to result in your liquidity increasing or decreasing in way. For example, we note your discussion beginning on page 22 regarding the actions you took in response to an anticipated decline in consumer spending and a period of economic and credit uncertainty in the restaurant industry. This discussion should also address the variability in historical cash flows related to earnings and working capital. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 (Dec. 29, 2003).

Consolidated Statements of Operations, page 45

4. Please tell us your basis in GAAP for the presentation of sales, net revenues and total operating revenues. We are particularly interested in any actual or analogous GAAP literature and/or actual or analogous industry practice that support your presentation as more acceptable than a one line presentation of net sales and revenues and a single step income statement format that presents net sales and revenue and variable expenses as expenses as opposed to contra revenues. Since your business is driven by fees from providing marketing services to participating merchants, please specifically discuss why your gross presentation of sales and dining credits as a direct cost is preferable to a net presentation of revenues from that business activity.

Note 2 – Significant Accounting Policies, page 48

Dining Credits, page 49

5. Please disclose the effect of the refinement in your methodology to estimate losses in dining credits and accounts receivable on net income and related per-share amounts related to or tell us why you are not required to provide the disclosure. Refer to paragraph 22 of SFAS 154.

Revenue Recognition, page 51

6. Please tell us and disclose in future filings whether taxes assessed by governmental authorities are included in the portion of member total transaction amounts that you are entitled to receive under the terms of your agreements with participating merchants.

7. We note your disclosure regarding the requirements of EITF 00-21 and that you include all components of your marketing credits program contracts in the program's revenues rather than the separate elements as described in EITF 00-21. Please provide us with a summary of your analysis of the deliverables in marketing credit arrangements using the criteria in paragraph 9 of EITF 00-21. Also, please tell us how you allocate revenues to each delivered item that qualifies as a separate unit of accounting and the amount of revenues allocated to each unit for the years presented. In addition, please tell us your basis in GAAP for the following:

   o including collections of dining credits in sales and cost of sales;
   o including provisions for losses on dining credits in direct expenses;
   o presenting member benefits and losses on dining credits as contra revenues as opposed to cost of sales or operating expenses; and
   o presenting purchases and collections of dining credits as cash flows from operating activities as opposed to cash flows from investing activities.

Segment Information, page 54

8. Please tell us the operating segments that you have identified and aggregated into one reportable segment and why aggregation is consistent with the objective and basic principles of SFAS 131. Please specifically address why you believe the aggregated segments have similar economic characteristics. Refer to EITF 04-10. In addition, tell us whether discrete financial information is available for the dining rewards programs of leading frequent flyer programs, clubs and other affinity organizations operated by you and the dining rewards program offered through your website, and whether your chief operating decision maker reviews that information to allocate resources and assess performance. Refer to paragraphs 10 – 15 of SFAS 131. Further, please tell us what consideration you gave to reporting net revenues from the marketing services and marketing credits programs pursuant to the guidance in paragraph 37 of SFAS 131.

Basic and Diluted Net Income (Loss) per Share, page 54

9. Please confirm to us that the convertible subordinated debentures were included in the securities excluded from diluted earnings per share computations for each year presented and that the debentures were excluded because their inclusion would have been anti-dilutive. In addition, in future filings please separately disclose stock options and other common stock equivalents excluded from diluted earnings per share because their inclusion would have been anti-dilutive.

Note 5 – Income Taxes, page 57

10. Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration or that the determination of the liability is not practicable, or tell us why such disclosure is not necessary. Refer to paragraph 44.c. of SFAS 109.

Item 9A – Controls and Procedures, page 71

11. We note your disclosure that you "maintain disclosure controls and procedures designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported accurately within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms." In future filings please also disclose that you maintain disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, to allow timely decisions regarding required disclosure. In addition, please confirm to us that your conclusion

regarding the effectiveness of disclosure controls and procedures would not have changed had you included the requested disclosure. Refer to Exchange Act Rule 13(a)-15(e).

Exhibit 31.1 Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12. Please revise your certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you deleted the word "and" from the end of subparagraph 4(c) of your chief executive officer's certifications. We also note this deletion in the certifications of your chief executive officer filed with your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008

Compensation Discussion and Analysis, page 3

Stock Ownership Guidelines, page 8

13. It appears that as of December 31, 2008 certain of your NEOs were not in compliance with your stock ownership guidelines requiring that they hold stock valued at 100% of their December 31, 2006 salaries. Specifically, based on your common stock's December 31, 2008 closing price of $7.77 and your beneficial ownership table on page 27, Mr. Locke and Mr. Wasserman appear to have held shares valued at less than their December 31, 2006 base salaries. Please revise your disclosure to discuss any periods during which your NEOs did not comply with your stock ownership guidelines, making sure to address the reasons for and the steps taken to remedy any noncompliance.

Exhibits

14. Please file an amendment to provide the certifications as specified in Exchange Act Rules 13a-14(a) or 15d-14(a). Refer to Exchange Act Rule 12b-15, and Compliance and Disclosure Interpretation, Exchange Act Rules, Question 161.01.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or in her absence, William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director